NOTICE OF AGM

UNILEVER PLC

Released 14:59:14 20 March 2023

RNS Number : 5645T
Unilever PLC
20 March 2023

20 March 2023

Publication of 2023 Notice of Annual General Meeting

Unilever PLC has today posted the 2023 Notice of Annual General Meeting (the '2023 AGM Notice') to those shareholders who have elected to receive paper communications. The 2023 AGM Notice has also been published on the Company's website at: **www.unilever.com/agm**

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority, the 2023 AGM Notice will in due course be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

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